UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 9, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF 2016 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2016 first extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上 海國際機場賓館二樓四季廳) at 9:00 a.m. on Thursday, 27 October 2016, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

1.	Ordinary Resolution: “to consider and approve the 2016 interim profit distribution proposal of the Company.” (Note 1)

2.	Ordinary Resolution: “to consider, approve, confirm and ratify a conditional financial services agreement dated 30 August 2016 (the “ Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between (i) the Company; (ii) 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.); and (iii) 東航金控有限責任公司 (CES Finance Holding Co., Ltd.) and all transactions contemplated thereunder and the relevant associated maximum aggregate annual caps in relation to the provision of deposit services and the provision of loan and financing services to the Group for the three financial years ending 31 December 2017, 2018 and 2019, details of which are set out in the announcement of the Company dated 30 August 2016 under the paragraphs headed “Financial Services Renewal Agreement”; and to authorise any director of the Company or his/her authorised person(s) to sign and execute all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Financial Services Renewal Agreement or any matter incidental thereto.”

3.	Ordinary Resolution: “to consider, approve, confirm and ratify a conditional catering services agreement dated 30 August 2016 (the “ Catering Ser vices Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.) and all transactions thereunder and the relevant associated maximum aggregate annual caps for the three financial years ending 31 December 2017, 2018 and 2019, details of which are set out in the announcement of the Company dated 30 August 2016 under the paragraphs headed “Catering Services Renewal Agreement”; and to authorise any director of the Company or his/her authorised person(s) to sign and execute all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.”

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 9 September 2016

As at the date of this notice, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

1.	2016 interim profit distribution proposal

The Board has recommended an interim dividend of RMB0.51 per ten shares (inclusive of tax) in cash for the six months ended 30 June 2016. Based on the total share capital of 14,467,585,682 shares of the Company, the total amount of cash dividend would be approximately RMB738 million (inclusive of tax).

If resolution no. 1 is considered and approved on the EGM, the Company plans to distribute the 2016 interim profits on 7 December 2016 to all holders of its H shares after the close of trading on the Hong Kong Stock Exchange as at 7 November 2016 and to all holders of its A shares registered on China Securities Depository and Clearing Corporation Limited after the close of trading on the Shanghai Stock Exchange as at 6 December 2016. Please refer to the relevant announcements to be published by the Company for more details of the implementation of the 2016 interim profit distribution proposal.

In order to determine the holders of H shares who are entitled to receive the 2016 interim profits, the register of holders of H shares of the Company will be closed from Wednesday, 2 November 2016 to Monday, 7 November 2016 (both days inclusive). In order to be entitled to receive the 2016 interim profits (if approved), holders of H shares of the Company whose transfers have not been registered must lodge the transfer forms and the relevant share certificates at the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 1 November 2016.

2.	Persons entitled to attend the EGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 26 September 2016 will be entitled to attend the EGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the EGM

(i)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 6 October 2016 (if by facsimile) or between Thursday, 29 September 2016 to Thursday, 6 October 2016 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(i)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(iii)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from Tuesday, 27 September 2016 to Thursday, 27 October 2016, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 26 September 2016.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

中國東方航空集團公司 (China Eastern Air Holding Company) and its associates (if any) will abstain from voting in respect of resolutions nos. 2 and 3.

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